Exhibit 12.1
Dana Holding Corporation and Subsidiaries
Unaudited Computation of Ratio of Earnings to Fixed Charges and Preferred Dividends

	Dana (1)		Prior Dana (1)
	Six Months	Eleven Months	One Month
	Ended	Ended	Ended		Year Ended
	June 30,	December 31,	January 31,	December 31,
	2009	2008	2008	2007	2006	2005	2004

Pre-tax income (loss) from continuing operations before adjustment for non-controlling interests or income (loss) from equity investees	$(189)	$(549)	$914	$(387)	$(571)	$(286)	$(165)
Dividends from equity investees	1	12		2	3	3

Adjusted earnings	(188)	(537)	914	(385)	(568)	(283)	(165)

Interest expense	72	142	8	105	115	168	206
Appropriate portion of rentals	12	28	3	39	46	51	64

Total fixed charges	84	170	11	144	161	219	270

Pre-tax income (loss) from continuing operations before adjustment for non-controlling interests or income (loss) from equity investees, plus dividends from equity investees and fixed charges	$(104)	$(367)	$925	$(241)	$(407)	$(64)	$105

Ratio of earnings to fixed charges (2)	—	—	85.1	—	—	—	—

Preferred dividend requirements (3)	16	29
Ratio of pre-tax loss to net loss (4)	1.00	1.00

Preferred dividend factor	16	29
Total fixed charges	84	170

Total fixed charges and preferred dividends	100	199

Ratio of earnings to fixed charges and preferred dividends (5)	—	—

(1)	As a result of the emergence from operating under Chapter 11 of the United States Bankruptcy Code on January 31, 2008, Dana Holding Corporation (“Dana”) is the successor registrant to Dana Corporation (“Prior Dana”) pursuant to Rule 12g-3 under the Securities Exchange Act of 1934, as amended. The eleven months ended December 31, 2008 and the one month ended January 31, 2008 are distinct reporting periods, and the information shown for Prior Dana is not comparable to the information shown for Dana.

(2)	Earnings were insufficient to cover fixed charges by $188 million in the six months ended June 30, 2009, by $537 million in the eleven months ended December 31, 2008 and by $385, $568, $283 and $165 million in the years ended December 31, 2007, 2006, 2005 and 2004, respectively.

(3)	Our Series A Preferred Stock and Series B Preferred Stock were issued in connection with our emergence from bankruptcy on January 31, 2008.

(4)	Dana reported pre-tax losses for the six months ended June 30, 2009 and the eleven months ended December 31, 2008; accordingly, the preferred dividend factors for those periods equal the preferred dividend requirements.

(5)	Earnings were insufficient to cover fixed charges and preferred dividends by $204 million in the six months ended June 30, 2009 and by $566 million in the eleven months ended December 31, 2008.